Exhibit 99.2 b

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Seller as follows and acknowledges that the Seller is relying on such representations and warranties in entering into the Agreement and completing the Transactions.

1.	Existence and Corporate Approvals

The Buyer is a corporation validly existing and in good standing under the laws of Ontario. The Buyer has the corporate power to: (i) carry on its respective business as currently conducted; and (ii) execute, deliver and perform its respective obligations under this Agreement, including without limitation, with respect to the Buyer, the issuance of the Consideration Shares. The Buyer owns, directly or indirectly, legally and beneficially, all of the issued and outstanding shares of each of the Buyer Subsidiaries, free and clear of any and all Encumbrances. No agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Buyer or the Buyer Subsidiaries. The Buyer has no material subsidiaries or material Affiliates other than the Buyer Subsidiaries. At Closing, all necessary corporate action will have been taken by the Buyer to validly issue the Consideration Shares as fully paid and non-assessable shares in the capital of the Buyer.

2.	Execution, Delivery and Enforceability

The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of the Buyer and constitutes a legal, valid and binding obligation of the Buyer, enforceable by the Seller in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

3.	No Conflict

The entering into of this Agreement and the performance by the Buyer of its obligations hereunder, including without limitation, the issuance of the Consideration Shares will not: (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any provision of the Buyer’s constating documents; (ii) result in the creation of any Encumbrance other than a Permitted Encumbrance on any of the assets of any members of the Buyer Group; (iii) result in a violation in any material respect of any of the terms and provisions of Applicable Law; or (iv) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any Contract to which the Buyer is a party or by which the Buyer is bound, other than, in all cases, as would not result in a Buyer Material Adverse Effect.

4.	Consents and Regulatory Approvals

Except as set out in Schedule 4 of the Buyer Disclosure Letter, no Consent of any Governmental Authority or any other third party is required to be obtained by the Buyer in connection with the consummation of the Transactions, including without limitation, the issuance of the Consideration Shares.

5.	The Buyer Securities

(a)	The currently issued and outstanding Buyer Shares are listed and posted for trading on the TSX and the NYSE American and no order ceasing or suspending trading in any securities of the Buyer or prohibiting the trading of any of the Buyer’s issued securities has been issued and no proceedings for such purpose are pending or, to the Knowledge of the Buyer, threatened.

(b)	The definitive form of certificate representing the Buyer Shares has been duly approved by the Buyer, complies with the provisions of the Business Corporations Act (Ontario), and the TSX and the NYSE American requirements and does not conflict with the constating documents of the Buyer.

(c)	As at the Closing Date, no holder of outstanding securities of the Buyer will be entitled to any pre-emptive or any similar rights to subscribe for any of the Buyer Shares or other securities of the Buyer and other than as set forth in Schedule 5 of the Buyer Disclosure Letter no securities, rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any Buyer Shares are outstanding.

(d)	The authorized capital of the Buyer consists of an unlimited number of the Buyer Shares without par value, of which, as of January 8, 2023, 38,053,776 Buyer Shares are issued and outstanding as fully paid and non-assessable shares.

6.	Equity Interests or Other Outstanding Investment Obligations

Except as set out in Schedule 6 of the Buyer Disclosure Letter, the Buyer Group does not own, directly or indirectly, beneficially or of record, any equity securities of any third party. None of the members of the Buyer Group is a party to any shareholders’ agreements, voting trusts or other agreements or understandings relating to the voting, purchase, redemption or other acquisition of any equity securities of any third party. There are no outstanding obligations of the Buyer Group to make any investment in or provide funds to (whether in the form of a loan, capital contribution or otherwise) any third party. No third party is in default with respect to any obligation to repay a loan to the Buyer Group. Other than the Debentures and the Buyer Warrants, the Buyer Group does not have any outstanding bonds, debentures, notes or other obligations which provide the holders thereof the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Buyer Group. The Buyer Group does not have any outstanding agreement to acquire any debt obligations of any third party.

7.	Compliance with Laws

(a)	All of the members of the Buyer Group are, and at all times in the past five years have been, in compliance in all material respects with Applicable Law in connection with the conduct of Operations. Except as set out in Schedule 7 of the Buyer Disclosure Letter, none of the Buyer Group (i) is currently charged and has not been in the last five years charged, and to the Knowledge of the Buyer, is not under investigation, whether pending, threatened or otherwise, or subject to Proceedings with respect to a violation of any Applicable Laws, and (ii) is party to or bound by any order, judgment, decree, injunction, rule or award of any court, arbitration panel or other Governmental Authority.

(b)	To the Buyer’s Knowledge, there is not any legislation, or proposed legislation (published by a legislative body), which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Buyer Group taken as a whole.

(c)	The Buyer is in compliance with NI 43-101 in all material respects and has filed all technical reports required thereby. As of the date of this Agreement, the Buyer Material Property is the only material property of the Buyer and the Buyer Subsidiaries for the purposes of NI 43-101. The Buyer has made available to the authors thereof prior to the issuance of the Buyer Technical Report, for the purpose of preparing the Buyer Technical Report, as applicable, all information requested, and to the Knowledge of the Buyer, no such information contained any material misrepresentation as at the relevant time the relevant information was made available. Except as set out in Schedule 7 of the Buyer Disclosure Letter, the Buyer does not have any Knowledge of a Buyer Material Adverse Effect in any production, cost, price, reserves or other relevant information provided since the dates that such information was so provided. To the Knowledge of the Buyer, except as set out in Schedule 7 of the Buyer Disclosure Letter, since the date of preparation of the Buyer Technical Report, there has been no change that would disaffirm or adversely change any material aspect of the Buyer Technical Report in any respect and the Buyer Technical Report is current and complete.

8.	Buyer Financial Statements

The Buyer Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with prior periods: (i) are correct and complete in all material respects and present fairly in all material respects the assets and liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Buyer and the Buyer Subsidiaries on a consolidated basis as at their respective dates and the results of operations and cash flows of the Buyer and the Buyer Subsidiaries for the periods covered by the Buyer Financial Statements; and (ii) contain and reflect adequate provision or allowance for all reasonably anticipated material liabilities, expenses and losses of the Buyer and the Buyer Subsidiaries and there has been no change in the accounting policies or practices of the Buyer and the Buyer Subsidiaries since the date of the Buyer Financial Statements.

9.	No Dividends or Distributions

Except as disclosed in Schedule 9 of the Buyer Disclosure Letter, the Buyer has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of the Buyer Shares and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such Buyer Shares.

10.	No Undisclosed Liabilities

Except as disclosed in the Public Disclosure Documents, the Buyer Group has not incurred, and at Closing, none of the members of the Buyer Group will have, any liabilities required to be disclosed on financial statements in accordance with IFRS, except: (i) those liabilities reflected or reserved against on the Buyer Financial Statements; (ii) liabilities incurred by the Buyer or the Buyer Subsidiaries since the date of the most recent Buyer Financial Statements in the Ordinary Course; and (iii) pursuant to the terms of any contract to which any of the Buyer or the Buyer Subsidiaries is a party (but only to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such contract and only to the extent not arising from a breach by any of the Buyer or the Buyer Subsidiaries). Except as set out in Schedule 10 of the Buyer Disclosure Letter, none of the Buyer or the Buyer Subsidiaries has any loans or other indebtedness outstanding which have been made to any shareholders, officers, directors or employees, past or present, or any Person not dealing at arm’s length with them.

11.	Indebtedness

The Buyer Group has not entered into any revolving credit or term loan agreement or other similar financing with any corporation, bank, financial institution, Governmental Authority or any other Person.

12.	Absence of Changes

Except as set out in Schedule 12 of the Buyer Disclosure Letter or as disclosed in the Public Disclosure Documents, since December 31, 2021 the business of the Buyer and the Buyer Subsidiaries taken as a whole has been conducted only in the Ordinary Course consistent with past practice in all material respects and there has not been and will not have been any Buyer Material Adverse Effect.

13.	Buyer Mining Rights and Ancillary Rights

Except as otherwise disclosed in Schedule 13 of the Buyer Disclosure Letter:

(a)	As of the date of this Agreement, the material property of the Buyer is the Buyer Material Property. The Buyer Group owns all of the Buyer Mining Rights. The Buyer Mining Rights comprise all the material mining rights owned by the Buyer and the Buyer Subsidiaries, including any material mining claim, mining concession, mining lease, option agreement and mining right.

(b)	All of the Buyer Mining Rights have been recorded or issued in the name of the Buyer or a Buyer Subsidiary, as applicable and subject to minor omissions and errors that do not impact the existence or ownership of the Buyer Mining Rights and registration of the mining concessions comprising the Buyer Mining Rights with the PRM. Except as disclosed in Schedule 13 of the Buyer Disclosure Letter, all of the Buyer Mining Rights are in force and in good standing, free and clear of all Encumbrances other than Permitted Encumbrances, and all material rentals, fees, duties, investments, filings of relevant reports, including the filing of the work assessment reports and production reports as provided in Applicable Laws, expenditures and other payments, including the Mexican Governmental Royalties, owed in respect thereof to Governmental Authorities have been paid and will have been paid at Closing and all material filings in respect thereof have been and at Closing will have been made to Governmental Authorities. Except as disclosed in Schedule 13 of the Buyer Disclosure Letter, the Buyer Group has not received any notification from any Governmental Authorities requesting payment or compliance with any outstanding obligation, including the Mexican Governmental Royalties, filing of the work assessment reports or the Buyer Mining Rights, or notification that the Buyer Mining Rights will be or have been, limited, cancelled, nullified, subject to review by Governmental Authorities.

(c)	To the Knowledge of the Buyer, except as disclosed in Schedule 13 of the Buyer Disclosure Letter, the Buyer Material Property has, in all material respects, been maintained in compliance with Applicable Law and none of the Buyer Mining Rights are subject to any pending or, to the Knowledge of the Buyer, threatened, challenge, contestation or other Proceedings. All required location notices, certificates and filings with respect to the Buyer Mining Rights have been properly recorded and filed with appropriate Governmental Authorities, other than any that would not result in a Buyer Material Adverse Effect.

(d)	No member of the Buyer Group has requested the reduction or modification of the Buyer Material Property or modification of the titles of the Buyer Mining Rights, and has not started any Proceeding whose determination may result in modification, change or affect in any way the perimeter, surface or any other right comprising the Buyer Material Property.

(e)	Except as disclosed in Schedule 13(e) of the Buyer Disclosure Letter, other than the royalties payable to Governmental Authorities, including the Mexican Governmental Royalties and the Platosa NSR, no Person other than the Buyer Group has any preferential right or interest in the Buyer Mining Rights or the production or profits therefrom or any royalty or finder’s fee, or other payment as rent or royalty in relation to minerals, concentrates, precipitates and/or products produced from the Buyer Material Property or any right to acquire any of the foregoing.

(f)	There are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which currently, or in the future, would reasonably be expected to affect the Buyer Mining Rights.

(g)	The Buyer Mining Rights are not subject to any existing exploration, exploitation, option, promise to execute an agreement, joint venture, association, joint investment, partnership, co-ownership or other agreement affecting in any manner the ownership, use, access, Operations, marketable title or transferability in respect of the Buyer Mining Rights.

(h)	Except as disclosed in Schedule 13 of the Buyer Disclosure Letter, the Buyer Group (i) has had access to the surface where the Buyer Material Property is located either pursuant to the Buyer Surface Agreements or as the owner of the relevant surface to conduct its Operations; and (ii) it has not received claims or demands from any third party with respect to the use of such surface to conduct its Operations.

(i)	The Buyer Mining Rights are not located within any nature restricted area or natural reserve, as defined in the Environmental Laws, and the Buyer Group has not received any written notice from any Governmental Authority informing the Buyer Group of the creation of such an area or reserve where the Buyer Mining Rights are located.

(j)	No part of the Buyer Mining Rights has been taken, condemned or expropriated by any Governmental Authority, nor has any written notice or Proceeding in respect thereof been given to or commenced against the Buyer in respect of any of the Buyer Mining Rights, and, to the Knowledge of the Buyer, no such Proceedings are threatened or pending.

14.	Permits

Except as disclosed in Schedule 14 of the Buyer Disclosure Letter, the Buyer and the Buyer Subsidiaries have duly obtained all material Permits (other than those issued under or in connection with Environmental Laws) required to conduct its Operations on the Buyer Material Property and none of the Buyer or the Buyer Subsidiaries is in material default or material breach of any such material Permit. Except as disclosed in Schedule 14 of the Buyer Disclosure Letter, the Buyer has not received any notice of Proceedings relating to the revocation or modification of any such Permit which, if the subject of an unfavorable decision, ruling or finding, would materially adversely affect the conduct of its Operations. None of the Permits for Operations on the Buyer Material Property will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.

15.	Real and Personal Property and Buyer Surface Agreements

The Buyer is the owner of all material real property required in connection with Operations on the Buyer Material Property free and clear of any Encumbrances, other than Permitted Encumbrances or otherwise described in Schedule 15 of the Buyer Disclosure Letter. The use of the Buyer Material Property does not violate in any material respect any Applicable Law, Permit or Buyer Material Contract held by the Buyer Group or to which a member of the Buyer Group is a party or bound. All Buyer Surface Agreements with ejidos and private owners are in material compliance with their terms and, except as disclosed in Schedule 15 of the Buyer Disclosure Letter, no written demands exist that may result in losing the real property owned by the Buyer Group or any material rights under any Buyer Surface Agreement.

16.	Agreements and Commitments

Except as disclosed in Schedule 16 of the Buyer Disclosure Letter, all Buyer Material Contracts entered into by the Buyer and the Buyer Subsidiaries are legal, valid, binding and enforceable in accordance with their respective terms against the Buyer and the Buyer Subsidiaries. With respect to each Buyer Material Contract: (i) the Buyer Group has performed in all material respects all of the obligations required to be performed by it under such Buyer Material Contract; (ii) the Buyer Group is entitled to all benefits under any such Buyer Material Contract; (iii) none of the members of the Buyer Group is in material default or to the Knowledge of the Buyer, alleged to be in material default in respect of, any such Buyer Material Contract which would detrimentally affect the entitlement of the Buyer Group to the benefits of such Buyer Material Contract and, to the Knowledge of the Buyer, no counterparty is in default under any Buyer Material Contract; (iv) the Buyer Group has not entered into and is not bound under any material oral Contract; (v) the Buyer Group is not participating in any discussions or negotiations regarding modification of or amendment to any Buyer Material Contract or to enter into any new Buyer Material Contract; and (vi) to the Knowledge of the Buyer, there are no provisions under any Contract preventing the Transactions or which provisions accelerate compliance with a Buyer Material Contract for the Transactions.

17.	Environmental Matters

(a)	Except as disclosed in Schedule 17 of the Buyer Disclosure Letter, currently and during the past five years, each of the Buyer and the Buyer Subsidiaries in respect of the Buyer Material Property: (i) is and was in compliance in all material respects with all Environmental Laws applicable to the Buyer Material Property; (ii) has duly obtained all material Permits necessary to conduct Operations as currently conducted in compliance in all material respects with all Environmental Laws applicable to the Buyer Material Property and, to the Knowledge of the Buyer, all such Permits are valid, in full force and effect and all terms and conditions set forth therein have been duly and timely complied with in all material respects; (iii) has not received written notice that a member of the Buyer Group is in material default or material breach of any such material Permit; and (iv) has not received within the last five years any written order, notice or other communication from any Governmental Authority of any actual or threatened material non-compliance with any Environmental Law applicable to the Buyer Material Property which would give rise to a material undischarged liability.

(b)	Except as disclosed in Schedule 17 of the Buyer Disclosure Letter, there are no pending or, to the Knowledge of the Buyer, threatened material Proceedings relating to any of the Buyer and the Buyer Subsidiaries arising under or in respect of any Environmental Law applicable to the Buyer Material Property.

(c)	Except as disclosed in Schedule 17 of the Buyer Disclosure Letter, to the Knowledge of the Buyer, there are no investigations or reviews out of the Ordinary Course being conducted by any Governmental Authority on the Buyer Material Property or, to the Knowledge of the Buyer, the Buyer Subsidiaries under Environmental Laws applicable to the Buyer Material Property.

(d)	Except as disclosed in Schedule 17 of the Buyer Disclosure Letter, to the Knowledge of the Buyer there is no current outstanding remedial or corrective action required pursuant to Environmental Law to conduct of the Operations or to own, possess, control or manage the Buyer Material Property or, to the Knowledge of the Buyer, the Buyer Subsidiaries, other than any that would not result in a Buyer Material Adverse Effect.

18.	Books and Records

The financial books, records and accounts of each member of the Buyer Group have been maintained in accordance with IFRS and Applicable Law and fairly reflect the material transactions and dispositions of the assets and properties of the Buyer Group.

19.	Reporting Issuer

(a)	The Buyer is a reporting issuer or its equivalent in each of the provinces and territories of Canada. The Buyer Shares are registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934 (the “1934 Act”) and the Buyer is subject to the reporting requirements of Section 13 of the 1934 Act.

(b)	The Buyer Shares are listed on the TSX, the Frankfurt Stock Exchange and the NYSE American and are not listed or quoted on any other market.

(c)	The Buyer is not in default in any material respect of any requirement of applicable Securities Laws nor is it included in a list of defaulting reporting issuers maintained by the Securities Authorities, except as disclosed in Schedule 19 of the Buyer Disclosure Letter. The Buyer is not subject to any cease trade order or other order of the TSX, the NYSE American, any Securities Authority or the SEC, and, to the Knowledge of the Buyer is no subject to any investigation or other proceedings currently in progress or pending before any of the foregoing.

(d)	The Buyer has filed with the Securities Authorities, the SEC, the TSX, the NYSE American and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it, except as disclosed in Schedule 19 of the Buyer Disclosure Letter. The Buyer Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment did not contain any misrepresentation (as defined by Securities Laws) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(e)	Without limiting the foregoing, the Buyer is in compliance at the date hereof with its obligations to make timely disclosure of all material changes (as such term is defined under Securities Laws) relating to it and, other than in respect of material change reports previously filed on a confidential basis and thereafter made public or material change reports previously filed on a confidential basis and in respect of which no material change ever resulted, all such disclosure and filings were true and accurate in all material respects as at the respective dates thereof, no such disclosure or filings have been made on a confidential basis and there is no material change relating to the Buyer which has occurred and with respect to which the requisite material change report has not been filed.

20.	Ownership by Directors, Officers or Employees

None of the directors, officers or employees of the Buyer, any known holder of more than 10% of any class of shares of the Buyer, or any known associate or affiliate of any of the foregoing Persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Buyer.

21.	Transfer Agent

TSX Trust Company at its principal office in the City of Toronto, Ontario has been duly appointed as the registrar and transfer agent of the Buyer Shares.

22.	NGO and Community Groups

Except as disclosed in Schedule 22 of the Buyer Disclosure Letter, no material Proceeding between or otherwise involving the Buyer or any of its Affiliates and any non-governmental organization, community, community group, Indigenous Group or any other similar such Person, nor any Indigenous Claim exists or, to the Knowledge of the Buyer, is pending, threatened or otherwise imminent with respect to the Buyer Material Property or any Operations thereon, and no member of the Buyer Group has settled any such Proceeding within the last five years. None of the areas covered by the Buyer Material Property (including the Buyer Mining Rights) or any constructions, remains or similar elements located thereon have been declared as a protected cultural or archaeological site by any Governmental Authority and there have been no archeological or historical findings in the Buyer Material Property.

23.	Litigation

Except as disclosed in Schedule 23 of the Buyer Disclosure Letter, there are no material Proceedings pending, or to the Knowledge of the Buyer, threatened against the Buyer or the Buyer Subsidiaries before any court or Governmental Authority nor is any member of the Buyer Group subject to any outstanding injunction, order, decree, ruling or judgment, and to the Knowledge of the Buyer, there is no valid basis for any Proceeding by or against the Buyer Group.

24.	Taxes

Except as otherwise disclosed in Schedule 24 of the Buyer Disclosure Letter:

(a)	Each of the Buyer and the Buyer Subsidiaries has duly filed on a timely basis with the appropriate Governmental Authority all Tax Returns required to be filed by them and has submitted all required affidavits and complied with other accessory fiscal obligations and duties that are required to be fulfilled by or with respect to them, including keeping books in compliance with all Applicable Laws. All such Tax Returns were complete and accurate in all material respects. At Closing each of the Buyer and the Buyer Subsidiaries will have paid all Taxes which are due and payable (including all instalments and prepayments of Tax as required by Applicable Laws), other than as disclosed in Schedule 24 of the Buyer Disclosure Letter. At Closing, no jurisdiction or authority in or with which any of the Buyer and the Buyer Subsidiaries does not file a Tax Return will have alleged that any of them is required to file such a Tax Return.

(b)	At Closing there will be no agreements, waivers or other arrangements providing for an extension of time for any of the Buyer and the Buyer Subsidiaries to file any Tax Return or pay any Taxes or for any Governmental Authority to examine any Tax Return or levy any assessment.

(c)	At Closing, each of the Buyer and the Buyer Subsidiaries will have, in all material respects, withheld from each payment made, or deemed to have been made, to any Person all Taxes required to be withheld therefrom and will have paid the same to the proper Governmental Authorities within the time required under any Applicable Laws.

(d)	At Closing, each of the Buyer and the Buyer Subsidiaries will have collected all material Taxes required to be collected and remitted, in all material respects, to the applicable Tax authority when required by Applicable Law to do so all such Taxes collected.

(e)	At Closing there will be no material Proceedings pending or, to the Knowledge of the Buyer, threatened against any of the Buyer or the Buyer Subsidiaries in respect of Taxes, nor will there be any material matters under discussion by any of the Buyer or the Buyer Subsidiaries with any Governmental Authority relating to Taxes, other than as disclosed in Schedule 24 of the Buyer Disclosure Letter.

(f)	At Closing, no Encumbrances (other than Permitted Encumbrances) for Taxes have been filed, and no claims or assessments for Taxes have been asserted, by any Governmental Authority with respect to any member of the Buyer Group or any of their respective assets.

(g)	The Buyer is not a party to or bound by any tax consolidation, tax sharing agreement, tax indemnity obligation or similar agreement or arrangement with respect to Taxes.

(h)	The Buyer is not a party to or subject to any ruling request, settlement agreement or similar agreement with any Governmental Authority relating to Taxes for any periods for which the statute of limitations has not yet expired.

25.	Financial Auditing Regarding the Buyer

(a)	The auditors of the Buyer who audited the consolidated financial statements of the Buyer for the fiscal year ended December 31, 2021 and who provided their audit report thereon are independent public accountants as required under applicable Securities Laws.

(b)	To the Knowledge of the Buyer, there has never been a reportable disagreement (within the meaning of National Instrument 51-102 - Continuous Disclosure) with the present or former auditors of the Buyer.

(c)	Except as disclosed in Schedule 25 of the Buyer Disclosure Letter, the Buyer maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)	Except as disclosed in Schedule 25 of the Buyer Disclosure Letter, the Buyer has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” which the Buyer’s board of directors considers reasonable and appropriate in the Buyer circumstances and in accordance with the provisions of IFRS.

(e)	Except as disclosed in Schedule 25 of the Buyer Disclosure Letter, the audit committee of the Buyer is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees of the relevant securities regulators, each of whom is “independent” within the meaning of such instrument.

26.	Employment Matters

Except as disclosed in Schedule 26 of the Buyer Disclosure Letter:

(a)	Each of the Buyer and the Buyer Subsidiaries is in compliance with all Applicable Laws respecting employment and employment practices, subcontracting, outsourcing, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Buyer Material Adverse Effect on the Buyer and the Buyer Subsidiaries taken as a whole or result in a Buyer Material Adverse Effect to the Buyer and the Buyer Subsidiaries taken as a whole.

(b)	There has not been and there is not currently any labour disruption or conflict which is adversely affecting or is reasonably likely to adversely affect, in a material manner, the carrying on of the business of the Buyer and the Buyer Subsidiaries taken as a whole.

(c)	All accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Buyer and the Buyer Subsidiaries have been recorded in accordance with IFRS and are reflected on the books and records of the Buyer and the Buyer Subsidiaries.

(d)	There is no agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit other than in the Ordinary Course.

27.	Anti-Corruption and Unlawful Contributions

(a)	The Buyer Group has at all times during the past five years been and is in compliance with all Anti-Corruption Laws, applicable Sanctions and export controls.

(b)	The Buyer Group has at all times during the past five years been and is in compliance with, and none of them have been charged or otherwise subject to Proceedings under, AML Legislation.

(c)	The Buyer Group, their respective officers and directors and, to the Knowledge of the Buyer, the Buyer Group’s employees and agents, have at all times in the past five years, been and are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in the any of the Buyer Group being designated as a Sanctioned Person or Sanctioned Entity.

28.	Finders’ Fee

Except as disclosed in Schedule 28 of the Buyer Disclosure Letter, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission in connection with the Transactions.